UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-38397

Farmmi, Inc.
(Registrant’s name)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

On September 21, 2023, the Company’s shareholders approved a proposal to effect a share consolidation of the Company’s authorized shares including issued and unissued ordinary shares at the ratio of one-for-eight (the “Share Consolidation”) at the extraordinary general meeting of shareholders.

Reason for the Share Consolidation

The Share Consolidation was effected to enable the Company to meet the NASDAQ continued listing standards relating to the minimum bid price (with which the Company was previously advised it was non-compliant).

Effects of the Share Consolidation

Effective Date; Symbol; CUSIP Number. The Share Consolidation became effective on September 21, 2023 and will be reflected with NASDAQ Capital Market and in the marketplace at the open of business on September 25, 2023 (the “Effective Date”), whereupon the ordinary shares will begin trading on a split-adjusted basis. In connection with the Share Consolidation, the Company’s ordinary shares will continue to trade on NASDAQ Capital Market under the symbol “FAMI” but will trade under a new CUSIP Number, G33277131.

Split Adjustment; No Fractional Shares. On the Effective Date, the total number of the Company’s ordinary shares held by each shareholder will be converted automatically into the number of whole ordinary shares equal to (i) the number of issued and outstanding ordinary shares held by such shareholder immediately prior to the Share Consolidation, divided by (ii) eight (8).

No fractional ordinary shares will be issued to any shareholders in connection with the Share Consolidation. The Company will purchase, redeem or otherwise acquire at market value any fractional shares.

Non-Certificated Shares; Certificated Shares. Shareholders who are holding their shares in electronic form at brokerage firms do not have to take any action as the effect of the Share Consolidation will automatically be reflected in their brokerage accounts.

Shareholders holding paper certificates may (but are not required to) send the certificates to the Company’s transfer agent, Transhare Corporation, at the address given below. The transfer agent will issue a new share certificate reflecting the terms of the Share Consolidation to each requesting shareholder. Please contact Transhare Corporation for further information, related costs and procedures before sending any certificates.

Transhare Corporation

17755 North US Highway 19 Suite 140

Clearwater, FL 33764

Tel: (303) 662-1112

Authorized Shares. At the time the Share Consolidation is effective, our authorized ordinary shares will be consolidated at the ratio of one-for-eight; all 100,000,000 authorized shares of a single class each with a par value of US$0.025, including all issued shares and unissued shares, will be consolidated into 12,500,000 shares each with a par value of US$0.20.

Capitalization. Immediately prior to the Effective Date, there were 47,470,672 ordinary shares outstanding. As a result of the Share Consolidation, there are approximately 5,933,834 ordinary shares outstanding (subject to redemptions of fractional shares).

EXHIBIT INDEX

Exhibits No.	Description
99.1	Press release dated September 22, 2023

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

Date: September 22, 2023	By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer

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